UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)(1)

ACHIEVEMENT TEC HOLDINGS, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

828090 20 9

(CUSIP Number)

February 1, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 828090 20 9                                            Page 2 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     AJW Partners, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              0 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0 (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     OO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 828090 20 9                                            Page 3 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     New Millennium Capital Partners, II, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              0 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0 (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     OO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 828090 20 9                                            Page 4 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     The N.I.R. Group, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              75,000
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           75,000
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     75,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.75%(Based on 10,014,748 shares outstanding on 5/15/01)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     OO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 828090 20 9                                            Page 5 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Glenn A. Arbeitman
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              652,500
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           652,500
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     652,500
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.5%(Based on 10,014,748 shares outstanding on 5/15/01)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     IN
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 828090 20 9                                            Page 6 of 11
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Corey S. Ribotsky
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              652,500
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           652,500
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     652,500
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.5%(Based on 10,014,748 shares outstanding on 5/15/01)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     IN
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 828090 20 9                                            Page 7 of 11

     This Amendment No. 1 to Schedule 13G is being filed by Glenn A. Arbeitman,
Corey S. Ribotsky, New Millennium Capital Partners II, LLC ("New Millennium"),
AJW Partners, LLC ("AJW"), and The N.I.R. Group, LLC ("NIR"; Messrs. Arbeitman
and Ribotsky, New Millennium, AJW and NIR shall be referred to collectively as the "Group"; each member of the Group shall be referred to individually as a
"Member" and collectively as "Members"), relating to the shares of Common Stock, par value $.001 per share (the "AT Common Shares"), of Achievement Tec Holdings,
Inc. (f/k/a Silver Ramona Mining, Inc.), a Delaware Corporation ("AT" or
"Achievement Tec"). This Amendment No. 1 amends the Schedule 13G originally filed by the Messrs. Arbeitman and Ribotsky, New Millennium and AJW on June 14,
2001.

Item 4. Ownership

     Items 4(a) and 4(b) are restated in their entirety to read as follows:

4(a) Amount Beneficially Owned:

     NIR beneficially owns 75,000 AT Common Shares, which were acquired as of
February 1, 2001; Mr. Arbeitman beneficially owns 652,500 AT Common Shares, which were acquired on November 14, 2000; Mr. Ribotsky beneficially owns 652,500
AT Common Shares, which were acquired on November 14, 2000; New Millennium and
AJW each beneficially owns no AT Common Shares.(2)

_______________________

     (2) Under the terms of a Secured Convertible Debenture Purchase and
Exchange Agreement, dated as of June 29, 2001, New Millennium exchanged 394,752 shares, a convertible promissory note and cash for $794,119.79 in principal amount of convertible secured debentures (the "Debentures"), and AJW exchanged
191,623 shares and cash for $398,829.30 in principal amount of Debentures. The
Debentures are convertible at the option of the holder into the number of AT
Common Shares calculated by dividing the outstanding principal amount and accrued and unpaid interest by the "Conversion Price." The conversion price is a price per share equal to the lesser of (1) $0.85 and (2) 60% of the average of the lowest three inter-day trading prices (which need not occur on consecutive trading days but which one or more may occur on the same trading day) during the twenty trading days immediately preceding the applicable conversion date. The holders of the Debentures described above are prohibited from using the
Debentures to acquire AT Common Shares to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 4.999% of the outstanding AT Common Shares following such acquisition. The holders of the Debentures are also prohibited from using the
Debentures to acquire shares of AT Common Stock to the extent that such acquisition would result in such holders, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding AT Common Shares following such acquisition. Because Messrs. Arbeitman and Ribotsky, affiliates of New Millennium and AJW, beneficially own in the aggregate more than 10% of the outstanding AT Common Shares, the holders of the Debentures are prohibited from using the Debentures to acquire AT Common Shares, and therefore this
Schedule 13G therefore does not include the Debentures. Each of the restrictions may be waived by the holder of such Debenture on not less than 61 days notice to
AT.

CUSIP NO. 828090 20 9                                              Page 8 of 11

4(b) Percent of Class:

     The 75,000 shares of AT Common Shares that NIR beneficially owns represent approximately 0.75% of the Achievement Tec's outstanding shares (based on
10,014,748 shares outstanding, as reported by AT on 5/15/01); the 652,500 shares of AT Common Shares that Mr. Arbeitman beneficially owns represent approximately
6.5% of the Achievement Tec's outstanding shares (based on 10,014,748 shares outstanding, as reported by AT on 5/15/01); and the 652,500 shares of AT Common
Shares that Mr. Ribotsky beneficially owns represent approximately 6.5% of the
Achievement Tec's outstanding shares (based on 10,014,748 shares outstanding, as reported by AT on 5/15/01).

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 828090 20 9                                            Page 9 of 11

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                AJW PARTNERS, LLC

                                By: SMS Group, LLC

                                By: /s/   Corey S. Ribotsky
                                    -------------------------------
                                      Corey S. Ribotsky, Manager

                                NEW MILLENNIUM CAPITAL PARTNERS II, LLC

                                By: First Street Manager II, LLC

                                By: /s/  Glenn A. Arbeitman
                                    -------------------------------
                                      Glenn A. Arbeitman, Manager

                                THE N.I.R. GROUP, LLC

                                By: /s/   Corey S. Ribotsky
                                    -------------------------------
                                      Corey S. Ribotsky, Managing Member

                                    /s/  Glenn A. Arbeitman
                                    -------------------------------
                                   Glenn A. Arbeitman

                                    /s/   Corey S. Ribotsky
                                    -------------------------------
                                    Corey S. Ribotsky

CUSIP NO. 828090 20 9                                            Page 10 of 11

                                    JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made as of this 13th day of August, 2001 by and among
GLENN A. ARBEITMAN ("GA"), COREY S. RIBOTSKY ("CR"), AJW PARTNERS, LLC, a
Delaware limited liability company ("AJW"), NEW MILLENNIUM CAPITAL PARTNERS II,
LLC, a Delaware limited liability company ("NMP"), and The N.I.R. Group, LLC, a
New York limited liability company ("NIR").

     WHEREAS, GA, CR, AJW, NMP and NIR collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.001 par value of
Achievement Tec Holdings, Inc. ("ATH Common Stock"), a New York corporation; and

     WHEREAS, pursuant to Section 13(g) of the Securities Exchange Act of 1934,
as amended and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13G with the Securities and Exchange
Commission ("SEC").

     NOW, THEREFORE, the parties agree as follows:

     1. GA, CR, AJW, NMP and NIR hereby agree to jointly file an amendment to
Schedule 13G with the SEC regarding the beneficial ownership of ATH Common Stock and to file any and all amendments and supplements thereto.

     2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

     IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written. AJW PARTNERS, LLC

                                   By: SMS Group, LLC

                                   By: /s/ Corey S. Ribotsky
                                      ------------------------------
                                          Corey S. Ribotsky, Manager

                                   NEW MILLENNIUM CAPITAL
                                   PARTNERS II, LLC

                                   By: First Street Manager II, LLC
                                      ------------------------------

                                      By: /s/ Glenn A. Arbeitman
                                      ------------------------------
                                          Glenn A. Arbeitman, Manager

CUSIP NO. 828090 20 9                                            Page 11 of 11

                                THE N.I.R. GROUP, LLC

                                By: /s/ Corey S. Ribotsky
                                    -------------------------------
                                      Corey S. Ribotsky, Managing Member

                                      /s/ Glenn A. Arbeitman
                                      ------------------------------
                                      Glenn A. Arbeitman

                                      /s/ Corey S. Ribotsky
                                      ------------------------------
                                      Corey S. Ribotsky